                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. __)*

                    Under the Securities Exchange Act of 1934


                             Internet America, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    46058Y109
                     --------------------------------------
                                 (CUSIP NUMBER)

                                                        William O. Hunt
  Richard F. Dahlson, Esquire                          Internet America
     Jackson Walker L.L.P.                             One Dallas Centre
  901 Main Street, Suite 6000                   350 North St. Paul, Suite 3000
      Dallas, Texas 75202                             Dallas, Texas 75201
         (214) 953-6000                                 (214) 861-2500
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                               September 18, 2001
                     --------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46058Y109                    13D                     Page 2 of 9 Pages


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           William O. Hunt
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                                (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
                    7       SOLE VOTING POWER

                            0
                   ------------------------------------------------------------

      NUMBER OF     8       SHARED VOTING POWER
       SHARES
    BENEFICIALLY            732,063
      OWNED BY     ------------------------------------------------------------
        EACH        9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON               0
        WITH        ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            732,063
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,205,634
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                  [ ]


--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           52.4%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------

CUSIP NO. 46058Y109                    13D                     Page 3 of 9 Pages


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           B&G Partnership, Ltd.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                                (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
    NUMBER OF       7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY             732,063
     OWNED BY       ------------------------------------------------------------
       EACH         8       SHARED VOTING POWER
    REPORTING
      PERSON                0
       WITH         ------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                            732,063
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           732,063
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                  [ ]


--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.3%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    PN
--------------------------------------------------------------------------------

CUSIP NO. 46058Y109                    13D                     Page 4 of 9 Pages


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Grace A. Hunt
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                                (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
                    7       SOLE VOTING POWER

                            0
     NUMBER OF      ------------------------------------------------------------
       SHARES       8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY              732,063
        EACH        ------------------------------------------------------------
     REPORTING      9       SOLE DISPOSITIVE POWER
       PERSON
        WITH                0
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            732,063
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           732,063
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                  [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.3%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------

CUSIP NO. 46058Y109                    13D                     Page 5 of 9 Pages

         The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of those agreements and documents filed as Exhibits to this Schedule 13D and incorporated herein by reference.

ITEM 1. SECURITY AND ISSUER. The title and class of equity securities to which this Schedule 13D relates is the shares of common stock, par value $0.01 per share (the "Common Stock"), of Internet America, Inc., a Texas corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One Dallas Centre, 350 North St. Paul, Suite 3000, Dallas, Texas 75201.

ITEM 2. IDENTITY AND BACKGROUND. This statement is being filed on behalf of William O. Hunt, B&G Partnership, Ltd. and Grace A. Hunt. Mr. Hunt's principal business address is 17604 Woods Edge Drive, Dallas, Texas 75287. Mr. Hunt is a private investor and is currently the Chairman of the Board of Directors of the Issuer. Mr. Hunt is a citizen of the United States.

         None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 18, 2001, Mr. Hunt and the Issuer entered into a Letter of Credit Security Commitment Agreement to finance an appeal bond in the approximate amount of $3.3 million in connection with a judgment entered against the Issuer, Mr. Hunt and a former officer and director of the Issuer. Under this agreement, Mr. Hunt will collateralize a letter of credit in the amount of $3.3 million and the Issuer will pay Mr. Hunt a commitment fee of 8% per annum, paid quarterly. If the Issuer reduces the collateral amount by substituting an alternative collateral for the letter of credit, Mr. Hunt would have a ninety day option to purchase shares of Common Stock equal in value to all or a portion of the amount of the reduction, based on when it occurs. The purchase price per share would be equal to 85% of the average closing price of the Common Stock for the ten trading days after the agreement was signed, subject to upper and lower limits of $0.65 and $0.35. If a reduction occurs within the six months following the agreement, Mr. Hunt could purchase shares of Common Stock equal in value to one-half of the amount of the reduction, and if a reduction occurs after this six month period, Mr. Hunt could purchase shares of Common Stock equal in value to the full amount of the reduction.

         Should the letter of credit be funded in the full amount or in a reduced amount to pay a settlement or judgment, the Issuer will enter into a secured convertible promissory note for the funded amount. Interest on the note would accrue at 12% per annum and be payable quarterly during the first two years after issuance. The note could be converted into Common Stock within two years of issuance at the purchase price discussed above. If the note was not converted within two years of

CUSIP NO. 46058Y109                    13D                     Page 6 of 9 Pages

issuance, the conversion option would terminate and all principal and unpaid accrued interest would be payable in four quarterly payments over the third year. If the amount of the note is less than the full amount of the letter of credit, the balance would be treated as a reduction and Mr. Hunt would also have the purchase rights discussed above. If the Issuer pays the note prior to its maturity, Mr. Hunt would have a thirty day option to purchase shares of Common Stock equal in value to the amount of the prepayment at the purchase price discussed above. If Mr. Hunt does not exercise this thirty day option, he would be issued a warrant to purchase, at the purchase price discussed above, one-half of the number of shares that were subject to the option. The warrant would terminate, if unexercised, on the second anniversary of the note issuance date.

         The obligations to Mr. Hunt are secured by the Issuer's assets other than accounts receivable. Under a registration agreement, Mr. Hunt has demand and piggyback registration rights with respect to any shares issued under the Letter of Credit Security Commitment Agreement. The demand registration right is subject to a 120 day deferral if the Issuer's Board of Directors determines that such registration would be seriously detrimental to the Issuer or its shareholders.

         The Letter of Credit Security Commitment Agreement, the Security Agreement and the Registration Rights Agreement are attached hereto as Exhibits A, B and C, respectively, and are incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION. Mr. Hunt entered into the transaction to collateralize an appeal bond to enable the Issuer to appeal an adverse judgment. Except as otherwise set forth herein, Mr. Hunt has no present plans or proposals that relate to or that would result in any of the following actions:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

CUSIP NO. 46058Y109                    13D                     Page 7 of 9 Pages

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. As of September 18, 2001, B&G Partnership, Ltd. beneficially owned 732,063 shares, or 7.3%, of the Common Stock of the Issuer. As of September 18, 2001, if the full amount of the Letter of Credit were funded and Mr. Hunt exercised his option to purchase the full amount of Common Stock at the lowest price per share under the Commitment Agreement, Mr. Hunt may be deemed to have beneficially owned 10,205,634 shares, or 52.4%, of the Common Stock of the Issuer. Mr. Hunt beneficially owned 45,000 of such shares by virtue of his ownership of options and may be deemed to have beneficially owned 732,063 of such shares in his capacity as general partner of B&G Partnership, Ltd. As of September 18, 2001, Mrs. Hunt may be deemed to have beneficially owned 732,063 shares, or 7.3%, of the Common Stock of the Issuer in her capacity as general partner of B&G Partnership, Ltd.

B&G Partnership, Ltd., through its general partners, had the sole power to vote or to direct the vote or to dispose or to direct the disposition of 732,063 shares of the Common Stock of the Issuer. As the general partners of this partnership, Mr. and Mrs. Hunt had the shared power to vote or to direct the vote or to dispose or to direct the disposition of all of such shares.

With respect to the 9,473,571 shares of Common Stock of the Issuer beneficially owned by Mr. Hunt by virtue of his ownership of options, no voting power exists because the options have not been exercised to purchase such shares and no dispositive power exists because the options are not transferable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. Mr. Hunt owns fully vested options to purchase 22,500 shares of Common Stock at $1.67 per share and 22,500 shares of Common Stock at $13.00 per share pursuant to Stock Option Agreements which are filed as Exhibits D and E and are incorporated herein by reference. Except as previously described herein and in Item 3, and as set forth in Exhibits A, B and C, which are incorporated herein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer.

CUSIP NO. 46058Y109                    13D                     Page 8 of 9 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

Exhibit A:        Letter of Credit Security Commitment Agreement dated as of
                  September 18, 2001 by and between William O. Hunt and Internet
                  America, Inc.

Exhibit B:        Security Agreement dated as of September 18, 2001 by and
                  between William O. Hunt and Internet America, Inc.

Exhibit C:        Registration Rights Agreement dated as of September 18, 2001 by and between William O. Hunt and Internet America, Inc.

Exhibit D:        Nonqualified Stock Option Agreement dated as of April 5, 1996 by and between William O. Hunt and Internet America, Inc.

Exhibit E:        Nonqualified Stock Option Agreement dated as of December 9,
                  1998 by and between William O. Hunt and Internet America, Inc.

CUSIP NO. 46058Y109                    13D                     Page 9 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 8, 2001                 /s/ WILLIAM O. HUNT
                                       -------------------------
                                       William O. Hunt

                                       /s/ WILLIAM O. HUNT
                                       -------------------------
                                       By: William O. Hunt, General Partner

                                       /s/ GRACE A. HUNT
                                       -------------------------
                                       Grace A. Hunt

                               INDEX TO EXHIBITS


  EXHIBIT
  NUMBER          DESCRIPTION
----------        -----------
Exhibit A:        Letter of Credit Security Commitment Agreement dated as of
                  September 18, 2001 by and between William O. Hunt and Internet
                  America, Inc.

Exhibit B:        Security Agreement dated as of September 18, 2001 by and
                  between William O. Hunt and Internet America, Inc.

Exhibit C:        Registration Rights Agreement dated as of September 18, 2001 by and between William O. Hunt and Internet America, Inc.

Exhibit D:        Nonqualified Stock Option Agreement dated as of April 5, 1996 by and between William O. Hunt and Internet America, Inc.

Exhibit E:        Nonqualified Stock Option Agreement dated as of December 9,
                  1998 by and between William O. Hunt and Internet America, Inc.